HUDBAY MINERALS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of Hudbay Minerals Inc. (“Hudbay”) will be held at St. Andrew’s Club & Conference Centre, Conservatory Lounge, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9 on Thursday, May 4, 2017 at 2:00 p.m. (Eastern Time), for the following purposes:

1.	to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the auditor’s report thereon;
2.	to elect the directors of Hudbay;
3.	to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;
4.	to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and
5.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on March 27, 2017 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof. Shareholders who acquire common shares after March 27, 2017 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 2:00 p.m. (Eastern Time) on May 2, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 31st day of March, 2017.

By Order of the Board of Directors

W. Warren Holmes, Chairman